

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Bruce Davis
Chief Executive Officer
Digimarc Corporation
9405 SW Gemini Drive
Beaverton, Oregon 97008

> **Re: Digimarc Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010, as amended August 6, 2010**
> **File No. 001-34108**

Dear Mr. Davis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief